                      ENTERPRISE FEDERAL BANCORP, INC.


                                    1996


                        ANNUAL REPORT TO STOCKHOLDERS

To Our Stockholders:

    While October 14, 1994 was the culmination of the initial public stock offering by Enterprise, this date marks just the beginning of our transformation to a publicly held company. During fiscal 1996, the changes we began implementing to our lending, marketing and retail operations to enhance earnings and efficiently deploy our capital began to show results.

    During fiscal 1996, the Company grew at a record pace. Total assets increased by $37.3 million, or 18.8%, while net earnings were $1.4 million, which included a one time charge of $770,000 to re-capitalize the Savings Association Insurance Fund, without which, 1996 would have been another record year for net earnings. This growth was accomplished through use of leveraging and an increase in our deposit base.

    Increased marketing efforts and an expansion of loan product types helped us achieve another record in net loan portfolio growth of $38.2 million from September 30, 1995 to September 30, 1996. This increase in the loan portfolio replaced lower yielding investment securities, the impact of which is just beginning to flow through the Statement of Earnings.

    In the spring of 1996, the corporate headquarters and Tylersville branch were re-located to a new facility. This is intended to increase market share and, when the tax deferred gain on the sale of the existing Tylersville branch is taken into account, allow us to keep our overhead to a minimum.

    As announced in February 1996, the Board of Directors authorized the repurchase of another 5% of the number of outstanding shares from time to time on the open market. Pursuant to such program, Enterprise repurchased a total of 108,912 shares through September 1996. In October 1996, a third 5% repurchase program was commenced and continues at the mailing date of this report. These shares are expected to be retained as treasury stock to be used for general corporate purposes, including issuance of shares in connection with the exercise of stock options.

    In accordance with our goal of maximizing shareholder return, a $1.00 per share special dividend was paid on December 26, 1996 to our shareholders of record on December 16, 1996.

    We would like to thank our directors and employees for their dedication to the Company and the Bank and we look forward to another promising year.

Sincerely,

/s/ OTTO L. KEETON

Otto L. Keeton
President and Chairman of the Board

CORPORATE PROFILE

    Enterprise Federal Bancorp, Inc. (the "Company") was incorporated in April 1994 under Ohio law for the purpose of acquiring all of the capital stock issued by Enterprise Federal Savings and Loan Association in connection with its conversion from a federally chartered mutual savings and loan association to a federally chartered stock savings bank (the "Conversion"). The Conversion was consummated on October 14, 1994 and, as a result, the Company became a unitary savings and loan holding company for its wholly owned subsidiary, Enterprise Federal Savings Bank ("Enterprise" or the "Bank"). The Company has no significant assets other than the shares of the Bank's common stock acquired in the Conversion, the loan to the Employee Stock Ownership Plan ("ESOP") and a loan receivable from the Bank, and has no significant liabilities.

    The Bank is a federally chartered, SAIF-insured stock savings bank conducting business from its executive offices located in West Chester, Ohio and four full-service offices located in Hamilton, Butler and Warren Counties, Ohio. Enterprise is a community oriented savings bank which has traditionally offered a wide variety of savings products to its retail customers while concentrating its lending activities on real estate loans secured by one-to-four family residential properties located primarily in Hamilton, Butler and Warren Counties, Ohio. To a lesser extent, the Bank also focuses its lending activities on non-residential real estate loans, residential construction loans and multi-family real estate loans. The Bank also invests in securities which are issued by United States government agencies or government sponsored enterprises.

    At September 30, 1996, the Company had consolidated total assets of $235.2 million, total deposits of $139.4 million and stockholders' equity of $33.1 million. The Company's and the Bank's principal executive offices are located at 7810 Tylersville Square Drive, West Chester, Ohio 45069, and their telephone number is (513)755-4600.

                 SELECTED CONSOLIDATED FINANCIAL HIGHLIGHTS

                                                        As of or For the Year Ended September 30,
                                   ------------------------------------------------------------------------------------
                                       1996             1995             1994            1993             1992
                                   ---------------   --------------   --------------- -------------   -----------------
                                                                  (Dollars in Thousands)
SELECTED FINANCIAL DATA:
Total assets                             $235,191         $197,938        $167,294       $131,681           $130,579
Loans receivable, net                     149,050          110,830         100,288         90,027             87,301
Mortgage-backed securities                 65,482           72,022          25,681         26,518             29,248
Cash and cash equivalents                  12,938           10,670          36,465         10,510              9,214
Deposit accounts                          139,447          127,687         153,709        119,672            119,674
Stockholders' equity(1)                    33,056           38,474          12,458         11,176             10,055

SELECTED OPERATIONS DATA:
Net interest income                      $  6,268         $  5,719        $  4,259       $  3,966           $  3,846
Other operating income                        994              464              76             79                 58
General, administrative and other                                                                              2,027
   expense                                  4,973            3,410           2,356          2,091
Net earnings                                1,441            1,837           1,282          1,121              1,220

SELECTED OPERATING RATIOS(2):
Average interest rate spread(3)              2.13  %          2.28  %         2.85 %         2.76  %            2.71 %
Net interest margin(3)                       2.98             3.38            3.16           3.12               3.09
Ratio of interest-earning assets to
   interest-bearing liabilities            119.03           128.46          107.81         107.88             106.71
General, administrative and other
  expense as a percent of average
  assets                                     2.31             1.99            1.71           1.59               1.59
Return on average assets                      .67             1.07             .93            .85                .95
Return on average equity                     4.03             4.82           10.85          10.56              12.92
Ratio of average equity to average
    assets                                  16.61            22.27            8.59           8.10               7.39
Full-service offices at end of
    period                                      5                5               5              5                  5

ASSET QUALITY RATIOS(2):
Non-performing assets as a
    percent of total assets(4)                .09  %           .23  %          .37 %          .55  %             .69 %
Allowance for loan losses as a
    percent of non-performing loans
    and troubled debt restructurings       201.97           659.18           60.83          52.19              26.99

CAPITAL RATIOS(5):
Tangible capital ratio                      11.68            14.30            7.38           8.39               7.57
Core capital ratio                          11.68            14.30            7.38           8.49               8.46
Risk-based capital ratio                    22.29            31.00           15.42          16.50              16.91

------------------
(1) Consists of retained earnings as of September 30, 1992 through September 30, 1994.

(2) With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods.

(3) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities, and net margin represents net income as a percent of average interest-earning assets.

(4) Non-performing assets consist of non-performing loans, troubled debt restructurings and real estate owned ("REO"). Non-performing loans consist of non-accrual loans, while REO consists of real estate acquired through foreclosure and real estate acquired by acceptance of a deed-in-lieu of foreclosure.

(5) Capital ratios reflect the Bank's capital ratios calculated under regulations of the Office of Thrift Supervision ("OTS").

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    The operating results of the Company depend primarily upon its net interest income, which is determined by the difference between interest and dividend income on interest-earning assets, principally loans and mortgage-backed securities, and interest expense on interest-bearing liabilities, which consist of deposits and borrowings. The Company's net earnings also is affected by its provision for loan losses, as well as the level of its other income and its general, administrative and other expenses, such as employee compensation and benefits, occupancy and equipment expense, federal deposit insurance premiums and miscellaneous other expenses, as well as income taxes.

    The following discussion provides an overview of the general business, financial condition, and results of operations of the Company, and should be read in conjunction with the Company's consolidated financial statements presented elsewhere herein.

ASSET AND LIABILITY MANAGEMENT

    The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect.

    The lending activities of savings institutions have historically emphasized long-term, fixed-rate loans secured by single-family residences, and the primary source of funds of such institutions has been deposits. The deposit accounts of savings institutions generally bear interest rates that reflect market rates and largely mature or are subject to repricing within a short period of time. This fact, in combination with substantial investments in long-term, fixed rate loans, has historically caused the income earned by savings institutions on their loan portfolios to adjust more slowly to changes in interest rates than their cost of funds.

    In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the Company's results of operations, the Company's management has implemented and continues to monitor asset and liability management policies to better match the maturities and repricing terms of the Company's interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: (i) emphasizing investment in adjustable-rate mortgage loans ("ARMs") and adjustable-rate mortgage-backed securities; (ii) emphasizing the retention of lower-costing savings accounts and other core deposits, and
(iii)utilizing FHLB advances as long-term liabilities.

    The Company emphasizes the origination of ARMs and as a consequence of the Company's efforts, as of September 30, 1996, $61.6 million or 41.3% of the Company's portfolio of mortgage loans consisted of ARMs. In addition, at September 30, 1996, $64.9 million or 99.1% of the Company's mortgage-backed securities provide the Company with an adjustable yield.

    The Company prices deposit accounts based upon the availability of prudent investment opportunities. Pursuant to this pricing policy, the Company has generally neither engaged in sporadic increases or decreases in interest rates paid nor offered the highest rates available in its deposit market except upon specific occasions to control deposit flow or when market conditions have created opportunities to attract longer-term deposits. In addition, the Company does not pursue an aggressive growth strategy which would force the Company to focus exclusively on competitors' rates rather than affordability. This policy has assisted the Company in controlling its cost of funds.

    The implementation of the foregoing asset and liability strategies has resulted in the Company's interest-earning assets which were estimated to mature or reprice within one year exceeding its interest-bearing liabilities with the same characteristics by $8.5 million or 3.6% of the Company's assets at September 30, 1996. Currently, the Company manages the imbalance between its interest-earning assets and interest-bearing liabilities within shorter maturities to ensure that such relationships are within ranges adopted by the Company's Board of Directors given the Company's business strategies and objectives and its analysis of market and economic conditions.

    Although the action taken by management of the Company has reduced the potential effects of changes in interest rates on the Company's results of operations, significant increases in interest rates may adversely affect the Company's net interest income because the Company's adjustable-rate, interest-earning assets generally are not as responsive to changes in interest rates as its interest-bearing liabilities due to terms which generally permit only annual adjustments to the interest rate and which generally limit the amount which interest rates thereon can adjust at such time and over the life of the related asset.

NET PORTFOLIO VALUE

    Management also presently monitors and evaluates the potential impact of interest rate changes upon the market value of the Bank's portfolio equity and the level of net interest income on a quarterly basis. The OTS adopted a final rule in August 1993 incorporating an interest rate risk component into the risk-based capital rules. Under the rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate component from total capital for purposes of calculating the risk-based capital requirement. An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value ("NPV") exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. A resulting change in NPV of more than 2% of the estimated market value of an institution's assets will require the institution to deduct from its capital 50% of that excess change. The rule provides that the OTS will calculate the interest rate risk component quarterly for each institution. The OTS has recently indicated that no institution will be required to deduct capital for interest rate risk until further notice. However, utilizing this measurement concept, at September 30, 1996, there would have been a decrease in the Bank's NPV of approximately 22% of the present value of its assets, assuming a 200 basis point increase in interest rates. Small, highly capitalized institutions, such as the Bank, which have less than $300 million of assets and a risk-based capital ratio in excess of 12% are not subject to the interest rate risk component. However, if the director of the OTS or his designee has reason to be concerned with an institution's interest-rate risk, he may specifically require that the component be included in the determination of the institution's risk-based capital.

  The following table presents the Bank's NPV and the present value ("PV") of assets as of September 30, 1996, as calculated by the OTS, based on information provided to the OTS by the Bank.

                                        Net Portfolio Value
--------------------------------------------------------------------------------------------
  Change in                                Estimated NPV
Interest Rates                            As A Percentage     Amount of       Percent
(basis points)       Estimated NPV        of PV of Assets      Change        of Change
--------------------------------------------------------------------------------------------
                                      (Dollars in Thousands)
           +400        $16,698                7.73%             $(14,254)           (46)
           +300         20,315                9.18%              (10,637)           (34)
           +200         24,021               10.59%               (6,931)           (22)
           +100         27,537               11.87%               (3,415)           (11)
            ---         30,952               13.04%                   ---            ---
           -100         33,642               13.90%                 2,689              9
           -200         34,970               14.25%                 4,017             13
           -300         35,419               14.28%                 4,467             14
           -400         36,165               14.41%                 5,213             17

CHANGES IN FINANCIAL CONDITION

    GENERAL. The Company's total consolidated assets increased $37.3 million or 18.8% to $235.2 million at September 30, 1996 compared to $197.9 million at September 30, 1995. Such increase was funded primarily through increases in deposits of $11.8 million and $30.0 million in advances from the Federal Home Loan Bank ("FHLB") of Cincinnati. Such increase in assets was primarily due to a $38.2 million increase in loans receivable, net, which were partially offset by a $6.5 million decrease in mortgage-backed securities. Total liabilities increased $42.7 million or 26.8% to $202.1 million at September 30, 1996 compared to September 30, 1995.

    CASH AND CASH EQUIVALENTS. Cash and cash equivalents increased $2.3 million to $12.9 million at September 30, 1996 compared to September 30, 1995. Such increase was related to the need to maintain required liquidity levels corresponding to increases in total assets.

    LOANS RECEIVABLE, NET. Loans receivable, net increased $38.2 million or 34.5% to $149.1 million at September 30, 1996 compared to September 30, 1995, as loan disbursements totaling $61.4 million were partially offset by repayments of $23.2 million. The increase in loans receivable was primarily due to increased originations of all types of loans. Loan disbursements increased by $30.2 million, or 96.6% during fiscal 1996. Growth in the loan portfolio was comprised of $15.0 million or 18.4% in one-to-four family residential loans, $10.0 million or $179.0% in construction loans and $16.0 million in non-residential real estate loans.

    MORTGAGE-BACKED SECURITIES. Mortgage-backed securities decreased $6.5 million to $65.5 million at September 30, 1996 compared to September 30, 1995 as a result of the use of repayments and proceeds from the sale of mortgage-backed securities to fund increased lending activity.

    FHLB ADVANCES. Advances from the FHLB of Cincinnati amounted to $60.0 million at September 30, 1996. Such advances were incurred in order to leverage the Company's capital and provide for future anticipated growth in the Company's loan portfolio. The advances, a significant portion of which are long-term in nature, were initially used to fund the purchase of long-term mortgage-backed securities which adjust monthly to changes in interest rates. The Company experienced increased loan demand in the latter half of 1995 and in 1996 and intends to continue to fund higher rate loans with repayments and sales proceeds from its mortgage-backed securities portfolio.

    DEPOSITS. Deposits increased $11.8 million or 9.2% to $139.4 million at September 30, 1996 compared to September 30, 1995. The increase in deposits was comprised of a $6.0 million or 15.6% increase in transaction accounts and a $5.8 million or 6.5% increase in certificates of deposit. The increase can be primarily attributed to management's continuing marketing efforts coupled with growth achieved at the new main office facility which open in fiscal 1996.

    STOCKHOLDERS' EQUITY. Stockholders' equity decreased $5.4 million to $33.1 million at September 30, 1996 compared to September 30, 1995, as a result of net cash distributions to stockholders of $6.0 million or $3.00 per share and open market common stock repurchases totaling $1.6 million which were partially offset by net earnings of $1.4 million.

         RESULTS OF OPERATIONS

                 The following average balance sheet table sets forth for the periods indicated, information on Enterprise regarding: (i) the total dollar amount of interest income on interest-earning assets and the resulting average yields; (ii) the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs; (iii)net interest income;
 (iv)interest rate spread; (v) net interest-earning assets; (vi) the net yield earned on interest-earning assets; and (vii) the ratio of total interest-earning assets to total interest-bearing liabilities. Information is based on average monthly balances during the periods presented.

                                         At
                                    September 30,                                      Year Ended September 30,
                                  -----------------------------------------------------------------------------------------
                                        1996                1996                             1995
                                  -----------------------------------------------------------------------------------------
                                       Average                      Average                            Average
                                       Yield/    Average            Yield/       Average               Yield/     Average
                                        Rate     Balance  Interest   Rate        Balance   Interest     Rate      Balance
                                  ------------  --------- --------- ---------  ----------- ---------  --------- ---------
                                                                              (Dollars in Thousands)
 Interest-earning assets:
   Loans receivable                     8.14 %   $130,399   $10,853    8.32  %   $102,065  $ 8,444      8.27 %    $ 95,658
   Mortgage-backed securities           6.38       67,316     4,164    6.19        50,415    3,026      6.00        26,100
   Other interest-earning assets        5.02       12,834       643    5.01        16,540      827      5.00        12,886
                                                  -------    ------               -------   ------                 -------
     Total interest-earning assets      7.58 %    210,549    15,660    7.44       169,020   12,297      7.28       134,644
                                        ====
 Noninterest-earning assets                         4,721                           2,116                            3,001
                                                  -------                         -------                          -------
     Total assets                                $215,270                        $171,136                         $137,645
                                                  =======                         =======                          =======

 Interest-bearing liabilities:
   Deposits                             5.04     $136,890     6,838    5.00      $120,460    5,837      4.85      $124,474
   Borrowings                           5.98       40,000     2,554    6.39        11,111      741      6.67           417
                                                  -------    ------               -------   ------                 -------
     Total interest-bearing
       liabilities                      5.32 %    176,890     9,392    5.31       131,571    6,578      5.00       124,891
                                        ====                 ------   -----                 ------     -----
 Noninterest-bearing liabilities                    2,615                           1,452                              937
                                                  -------                         -------                          -------
     Total liabilities                            179,505                         133,023                          125,828
 Stockholders' equity                              35,765                          38,113                           11,817
                                                  -------                         -------                          -------
     Total liabilities and
       stockholders' equity                      $215,270                        $171,136                         $137,645
                                                  =======                         =======                          =======
 Net interest-earning assets                     $ 33,659                        $ 37,449                         $  9,753
                                                  =======                         =======                          =======
 Net interest income/interest
  rate spread                           2.26 %              $ 6,268    2.13  %             $ 5,719      2.28 %
                                        ====                 ======   =====                 ======     =====
 Net yield on interest-earning
  assets(1)                                                            2.98  %                          3.38 %
                                                                      =====                            =====
 Ratio of interest-earning assets
  to interest-bearing liabilities                                    119.03  %                        128.46 %
                                                                     ======                           ======



                                  Year Ended September 30,
                                  ------------------------
                                       1994
                                  ------------------------
                                                 Average
                                                 Yield
                                     Interest    Rate
                                  ------------ -----------

 Interest-earning assets:
   Loans receivable                   $7,978     8.34 %
   Mortgage-backed securities          1,279     4.90
   Other interest-earning assets         398     3.09
                                       -----
     Total interest-earning assets     9,655     7.17

 Noninterest-earning assets

     Total assets


 Interest-bearing liabilities:
   Deposits                            5,380     4.32
   Borrowings                             16     3.84
                                       -----
     Total interest-bearing
       liabilities                     5,396     4.32
                                       -----    -----
 Noninterest-bearing liabilities

     Total liabilities
 Stockholders' equity

     Total liabilities and
       stockholders' equity

 Net interest-earning assets

 Net interest income/interest
  rate spread                         $4,259     2.85 %
                                       =====     ====
 Net yield on interest-earning
  assets(1)                                      3.16 %
                                                 ====
 Ratio of interest-earning assets
  to interest-bearing liabilities              107.81 %
                                               ======

------------------
(1)    Net interest income divided by interest-earning assets.

       The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior period rate), (ii) changes in rate (change in rate multiplied by prior period volume), (iii) changes in rate/volume (changes in rate multiplied by changes in volume) and (iv) total change in rate and volume.


                                                                Year Ended September 30,
                                         -------------------------------------------------------------------------
                                              1996 vs. 1995                                 1995 vs. 1994
                                         -------------------------                    ----------------------------
                                                 Increase                                      Increase
                                            (Decrease) Due To                             (Decrease) Due To
                                         -------------------------                    ----------------------------

                                                                      Total                                             Total
                                                                      -----                                             -----
                                                           Rate/     Increase                              Rate/      Increase
                                                           -----     --------                              -----      --------
                                          Rate   Volume   Volume    (Decrease)       Rate    Volume       Volume    (Decrease)
                                          ----   ------   ------    ----------       ----    ------       ------    ----------
 Interest-earnings assets:                                              (Dollars in Thousands)
   Loans receivable                        $51   $2,343      $15       $2,409      $ (66)    $  536        $ (4)        $  466
   Mortgage-backed securities               96    1,014       28        1,138         287     1,191          269         1,747
   Other interest-earning assets             2    (185)      (1)        (184)         246       113           70           429
                                           ---    -----      ---        -----        ----    ------          ---         -----
      Total interest-earning assets        149    3,172       42        3,363         467     1,840          335         2,642
                                           ---    -----      ---        -----        ----    ------          ---         -----

 Interest-bearing liabilities:
   Deposits                                181      797       23        1,001         654     (175)         (22)           457
   Borrowings                             (31)    1,927     (83)        1,813          12       411          302           725
                                           ---    -----      ---        -----        ----    ------          ---         -----
     Total interest-bearing
       liabilities                         150    2,724     (60)        2,814         666       236          280         1,182
                                           ---    -----      ---        -----        ----    ------          ---         -----
 Increase (decrease) in net
  interest income                         $(1)     $448     $102         $549      $(199)    $1,604         $ 55        $1,460
                                           ===     ====     ====         ====      ======    ======         ====        ======

                 COMPARISON OF RESULTS OF OPERATIONS FOR THE
                   YEARS ENDED SEPTEMBER 30, 1996 AND 1995

       GENERAL. The Company's net earnings amounted to $1.4 million for the year ended September 30, 1996 compared to net earnings of $1.8 million for the year ended September 30, 1995, a decrease of $396,000, or 21.6%. The decrease in fiscal 1996 earnings was due primarily to a non recurring charge of $770,000 related to the recapitalization of the SAIF fund which was partially offset by increases in net interest income and other income.

       NET INTEREST INCOME. Net interest income is determined by the Company's interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's net interest income amounted to $5.7 million for the year ended September 30, 1995, a $1.5 million or 34.3% increase over fiscal 1994. This increase in net interest income resulted from a $2.6 million or 27.4% increase in total interest income, due primarily to an increase in interest income on loans and mortgage-backed securities, which were partially offset by a $2.8 million or 42.8% increase in total interest expense during fiscal 1996. The Company's interest rate spread decreased from 2.28% for the year ended September 30, 1995 to 2.13% for the year ended September 30, 1996. The Company's net yield on interest-earning assets decreased from 3.38% in fiscal 1995 to 2.98% in fiscal 1996. The decline in net yield during fiscal 1996 is due primarily to the increase of interest-earning assets through the Company's use of mortgage-matched FHLB advances.

       INTEREST INCOME. Interest income on loans increased $2.4 million or 28.5% during the year ended September 30, 1996 compared to the same period in 1995. Such increase was due primarily to a $28.3 million or 27.8% increase in the average balance of such assets as a result of increased loan production.

       Interest income on the Company's mortgage-backed securities increased $1.1 million or 37.6% during the year ended September 30, 1996 compared to the same period in 1995. Such increase was primarily due to a $16.9 million or 33.5% increase in the average balance of such assets, as well as an increase in the average yield to 6.19% for fiscal 1996 compared to 6.00% for fiscal 1995. The increase in the average balance was due to the use of borrowings to fund purchases of such assets. The increase in the average yield reflects the general rise in market interest rates in fiscal 1996.

       Interest income on investment securities and other interest-earning assets decreased by $184,000 or 22.2% due to a decrease in the average balance of such assets during the year ended September 30, 1996 compared to fiscal 1995.

       INTEREST EXPENSE. Interest expense, consisting of interest on deposits and borrowings, increased $2.8 million or 42.8% during the year ended September 30, 1996 compared to the same period in 1995. Interest expense on deposits increased $1.0 million or 17.1% during fiscal 1996 as a result of a $16.4 million or 13.6% increase in the average balance of deposits as well as an increase in the average rate paid to 5.00% for fiscal 1996 compared to 4.85% for fiscal 1995. The increase in deposits was primarily due to increased funding needs related to increased loan volume, while the increase in the average yield reflects the general increase in market interest rates. Interest expense on borrowings increased to $2.6 million during the year ended September 30, 1996 compared to $741,000 during the year ended September 30, 1995 as a result of an increase in the average balance of borrowings outstanding in order to assist in funding the Company's lending and investment activities.

       POVISION FOR LOAN LOSSES. The Company establishes a provision for loan losses, which is charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior loss experience, known and inherent risks in the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, economic conditions in the Company's market area generally and other factors related to the collectability of the Company's loan portfolio. For the year ended September 30, 1996 the Company established a provision for loan losses totaling $90,000. For the year ended September 30, 1995 the Company did not establish any provision for loan losses. At September 30, 1996, the Company's allowance for loan losses totaled $410,000, which represented 202% of non-performing loans and .28% of total loans.

       Although management utilizes its best judgment in providing for losses on loans, there can be no assurance that the Company will not have to increase its provisions for loan losses in the future as a result of future increases in non-performing loans or for other reasons, which could adversely affect the Company's results of operations. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the adequacy of the Company's allowance for loan losses and the carrying value of its other non-performing assets based on their judgments about information available to them at the time of their examination.

       OTHER INCOME. Total other income increased $530,000 to $994,000 for the year ended September 30, 1996 compared to $464,000 for the same period in 1995, as a result of a $554,000 increase in gains on sales of securities during fiscal 1996.

       GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. For the year ended September 30, 1996, general, administrative and other expense increased by $1.6 million or 45.8% to $5.0 million, compared to $3.4 million for the comparable period in 1995. Such increase was due primarily to increases of $619,000 or 33.3% in employee compensation and benefits and a $797,000 or 293% increase in federal deposit insurance premiums. The increase in employee compensation and benefits was due primarily to increase in staffing, normal salary increases and approximately $368,000 of expense recognized in connection with employee stock benefit plans modified during the year. The increase in federal deposit insurance premiums was primarily due to a one time charge of $770,000 to re-capitalize the Savings Association Insurance Fund. See "Recent Legislation."

       INCOME TAXES. The Company incurred income tax expense of $758,000 and $936,000 during the years ended September 30, 1996 and 1995, respectively. The effective tax rates were 34.5% and 33.8% during fiscal 1996 and 1995, respectively. The decrease in income tax expense in fiscal 1996 was primarily due to a $574,000 or 20.7% decline in pre-tax earnings.

                   COMPARISON OF RESULTS OF OPERATIONS FOR
                 THE YEARS ENDED SEPTEMBER 30, 1995 AND 1994

       GENERAL. The Company's net earnings amounted to $1.8 million for the year ended September 30, 1995 compared to net earnings of $1.3 million for the year ended September 30, 1994, an increase of $555,000, or 43.3%. The increase in fiscal 1995 was due primarily to increases in net interest income and other income which were partially offset by an increase in operating expenses.

       NET INTEREST INCOME. Net interest income is determined by the Company's interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's net interest income amounted to $5.7 million for the year ended September 30, 1995, a $1.5 million or 3.43% increase over fiscal 1994. This increase in net interest income resulted from a $2.6 million or 27.4% increase in total interest income, due primarily to an increase in interest income on mortgage-backed securities, which were partially offset by a $1.2 million or 21.9% increase in total interest expense during fiscal 1995. The Company's interest rate spread decreased from 2.85% for the year ended September 30, 1994 to 2.28% for the year ended September 30, 1995. The Company's net yield on interest-earning assets increased from 3.16% in fiscal 1994 to 3.38% in fiscal 1995.

       INTEREST INCOME. Interest income on loans increased $466,000 or 5.8% during the year ended September 30, 1995 compared to the same period in 1994. Such increase was due primarily to a $6.4 million or 6.7% increase in the average balance of such assets as a result of increased loan demand.

       Interest income on the Company's mortgage-backed securities increased $1.7 million or 136.6% during the year ended September 30, 1995 compared to the same period in 1994. Such increase was primarily due to a $24.3 million or 93.2% increase in the average balance of such assets, as well as an increase in the average yield to 6.00% for fiscal 1995 compared to 4.90% for fiscal 1994. The increase in the average balance was due to the investment of a portion of the net Conversion proceeds in such assets as well as the use of borrowings to fund purchases of such assets. The increase in the average yield reflects the general rise in market interest rates in fiscal 1995.

       Interest income on other interest-earning assets decreased by $429,000 or 107.8% due to an increase in both the yield earned and the average balance of such assets during the year ended September 30, 1995 compared to fiscal 1994.

       INTEREST EXPENSE. Interest expense, consisting of interest on deposits and borrowings, increased $1.2 million or 21.9% during the year ended September 30, 1995 compared to the same period in 1994. Interest expense on deposits increased $457,000 million or 8.5% during fiscal 1995 as a result of an increase in the average rate paid to 4.85% for fiscal 1995 compared to 4.32% for fiscal 1994, reflecting the general increase in market interest rates. Interest expense on borrowings increased to $741,000 during the year ended September 30, 1995 compared to $16,000 during the year ended September 30, 1994 as a result of an increase in the average balance of borrowings in order to assist in funding the Company's lending and investment activities.

       PROVISION FOR LOAN LOSSES. The Company establishes a provision for loan losses, which is charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior loss experience, known and inherent risks in the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, economic conditions in the Company's market area generally and other factors related to the collectibility of the Company's loan portfolio. For the year ended September 30, 1995 the Company did not establish any provision for loan losses. For the year ended September 30, 1994 such provisions amounted to $15,000. At September 30, 1995, the Company's allowance for loan losses totaled $323,000, which represented 659.18% of non-performing loans and .28% of total loans.

       Although management utilizes its best judgment in providing for losses, there can be no assurance that the Company will not have to increase its provisions for loan losses in the future as a result of future increases in non-performing loans or for other reasons, which could adversely affect the Company's results of operations. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's provision for loan losses and the carrying value of its other non-performing assets based on their judgments about information available to them at the time of their examination.

       OTHER INCOME. Total other income increased $388,000 to $464,000 for the year ended September 30, 1995 compared to $76,000 for the same period in 1994, as a result of $331,000 gain on sale of securities during fiscal 1995 and a $39,000 gain on sale of real estate acquired through foreclosure. There were no such sales in fiscal 1994.

       GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. For the year ended September 30, 1995, general, administrative and other expense increased by $1.1 million or 44.7% to $3.4 million, compared to $2.3 million for the comparable period in 1994. Such increase was due primarily to increases of $606,000 or 48.3% in employee compensation and benefits and $230,000 or 137.7% in state franchise taxes and $207,000 or 71.4% in other operating expenses. The increase in employee compensation and benefits was due primarily to normal salary increases and approximately $430,000 of expense recognized in connection with employee stock benefit plans adopted during the year. The increase in franchise taxes was the result of increased equity following the Conversion. The increase in other operating expense resulted primarily from increased professional and other costs related to reporting requirements of public companies, as well as, increases in advertising and office supplies expenses.

       INCOME TAXES. The Company incurred income tax expense of $936,000 and $682,000 during the years ended September 30, 1995 and 1994, respectively. The effective tax rates were 33.8% and 34.7% during fiscal 1995 and 1994, respectively. The increase in income tax expense in fiscal 1995 was primarily due to an $809,000 or 41.2% increase in pre-tax earnings.

LIQUIDITY AND CAPITAL RESOURCES

       The Bank's primary sources of funds are deposits, repayments, prepayments and maturities of outstanding loans and mortgage-backed securities and funds provided from operations. While scheduled loan and mortgage-backed securities repayments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the movement of interest rates in general, economic conditions and competition. The Bank manages the pricing of its deposits to maintain a deposit balance deemed appropriate and desirable. In addition, the Bank invests excess funds in FHLB overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Bank has been able to generate cash through the retail deposit market, its traditional funding source, to partially offset the cash utilized in investing activities. As an additional source of funds, the Bank may borrow from the FHLB of Cincinnati and has access to the Federal Reserve Bank discount window. At September 30, 1996, the Company had $60.0 million of FHLB advances outstanding.

       Liquidity management is both a daily and long-term function. Excess liquidity is generally invested in short-term investments such as FHLB of Cincinnati overnight deposits. On a longer-term basis, the Bank maintains a strategy of investing in various mortgage-backed securities and lending products. During the year ended September 30, 1996, the Bank used its sources of funds primarily to meet its ongoing commitments to pay maturing savings certificates and savings withdrawals, fund loan commitments and maintain its portfolio of mortgage-backed securities. At September 30, 1996, the total approved loan commitments outstanding amounted to $3.8 million. At the same date, the Bank had approximately $6.6 million of commitments under unused lines and letters of credit and the unadvanced portion of construction loans approximated $9.9 million. Management of the Bank believes that the Bank has adequate resources, including principal prepayments and repayments of loans and mortgage-backed securities, to fund all of its commitments to the extent required. In addition, although the Bank has extended commitments to fund loans or lines and letters of credit, historically, the Bank has not been required to fund all of its outstanding commitments. Certificates of deposit scheduled to mature in one year or less at September 30, 1996 totaled $52.8 million. Management believes that a significant portion of maturing deposits will remain with the Bank.

       The Bank is required by the OTS to maintain average daily balances of liquid assets and short-term liquid assets (as defined) in amounts equal to 5% and 1%, respectively, of net withdrawable deposits and borrowings payable in one year or less to assure its ability to meet demand for withdrawals and repayment of short-term borrowings. The liquidity requirements may vary from time to time at the direction of the OTS depending upon economic conditions and deposit flows. The Bank generally maintains a liquidity ratio of between 5% and 10% of its net withdrawable deposits and borrowings payable in one year or less. The Bank's average monthly liquidity ratio and short-term liquid assets ratio were each 8.6% for September 1996.

       As set forth below, as of September 30, 1996, the Bank's regulatory capital substantially exceeded applicable limits.

                                                             September 30, 1996
                                              ------------------------------------------------
                                                  Tangible          Core         Risk-based
                                                  Capital          Capital         Capital
                                                  -------          -------         -------
                                                           (Dollars in Thousands)
 GAAP equity                                         $27,735          $27,735          27,735
 Unrealized gain on securities                         (235)            (235)           (235)
 Goodwill                                               (50)             (50)            (50)
 General valuation allowances                            --               --              410
                                                     -------          -------         -------
 Total regulatory capital                             27,450           27,450          27,860
 Minimum capital requirements                          3,526            7,052           9,997
                                                     -------          -------         -------
 Excess capital                                      $23,924          $20,398         $17,863
                                                     =======          =======         =======



IMPACT OF INFLATION AND CHANGING PRICES

       The consolidated financial statements of the Company and related notes presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

       Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. In the current interest rate environment, liquidity and the maturity structure of the Bank's assets and liabilities are critical to the maintenance of acceptable performance levels.

RECENT ACCOUNTING PRONOUNCEMENTS

       In December 1991, the Financial Accounting Standards Board ("FASB") adopted Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," which became effective for fiscal years ending after December 15, 1992, for institutions with assets of more than $150 million. For institutions with less than $150 million in assets, SFAS No. 107 became effective for fiscal years ending after December 15, 1995. SFAS No. 107 requires disclosure of the fair value of financial instruments, both assets and liabilities, recognized and not recognized in the statement of financial condition, for which it is practical to estimate fair value. SFAS No. 107 only requires disclosure of fair values and has no impact on the Company's consolidated net earnings or financial condition.

       In May 1993, FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114, which is effective for fiscal years beginning after December 15, 1994, requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Bank's loans which might be affected by SFAS No. 114 are generally collateral dependent, and the Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value. The Company adopted SFAS No. 114 on October 1, 1995, as required, without material effect on consolidated financial condition or results of operations.

        In October 1994, the FASB issued SFAS No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments."
SFAS No. 119 requires financial statement disclosure of certain derivative financial instruments, defined as futures, forwards, swaps, option contracts, or other financial instruments with similar characteristics. In the opinion of management, SFAS No. 119 will have no material effect on the Company's consolidated financial condition or results of operations, as the Company does not invest in derivative financial instruments, as defined. As a result, the applicability of SFAS No. 119 relates solely to disclosure requirements pertaining to fixed-rate and adjustable-rate loan commitments.

       In June 1994, the FASB issued SFAS No. 122 "Accounting for Mortgage Servicing Rights," which requires that the Company recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained would allocate some of the cost of the loans to the mortgage servicing rights.

       SFAS No. 122 requires that securitizations of mortgage loans be accounted for as sales of mortgage loans and acquisitions of mortgage-backed securities. Additionally, SFAS No. 122 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value.

       SFAS No. 122 would be applied prospectively to fiscal years beginning after December 15, 1995, (October 1, 1996, as to the Company) to transactions in which an entity acquires mortgage servicing rights and to impairment evaluations of all capitalized mortgage servicing rights and capitalized excess servicing receivables whenever acquired. Retroactive application is prohibited. Management adopted SFAS No. 122 effective October 1, 1996 without material effect on the Company's consolidated financial position or results of operations.

       In October 1995, FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," establishing financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 encourages all entities to adopt a new method of accounting to measure compensation cost of all employee stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net earnings and, if presented, earnings per share, as if SFAS No. 123 has been adopted. The accounting requirements of SFAS No. 123 are effective for transactions entered into during fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1994. Management has determined that the Company will continue to account for stock-based compensation pursuant to Accounting Principles Board Opinion No. 25, and therefore SFAS No. 123 will have no effect on its consolidated financial condition or results of operations.

       In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers of Financial Assets, Servicing Rights, and Extinguishment of Liabilities," that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, referred to as the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements and transfers of receivables with recourse.

       An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held-to-maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value.

       SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligation for the liability or is legally released from being the primary obligor.

       SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management does not believe that adoption of SFAS No. 125 will have a material adverse effect on the Company's consolidated financial position or results of operations.

RECENT LEGISLATION

       The deposits of the Bank are currently insured by the Savings Association Insurance Fund ("SAIF"). Both the SAIF and the Bank Insurance Fund ("BIF"), the federal deposit insurance fund that covers commercial bank deposits, are required by law to attain and thereafter maintain a reserve ratio of 1.25% of insured deposits. The BIF had achieved a fully funded status in contrast to the SAIF and, therefore, the Federal Deposit Insurance Corporation ("FDIC") substantially reduced the average deposit insurance premium paid by commercial banks to a level approximately 75% below the average premium paid by savings institutions.

       The underfunded status of the SAIF had resulted in the introduction of federal legislation intended to, among other things, recapitalize the SAIF and address the resulting premium disparity. On September 30, 1996, The Omnibus Appropriations Act was signed into law. The legislation authorized a one-time charge on SAIF insured deposits at a rate of $.657 per $100.00 of March 31, 1995 deposits. As a result, the Bank's assessment amounted to $770,000 ($508,000 net of tax). Additional provisions of the Act include new BIF and SAIF premiums and the merger of BIF and SAIF. The new BIF and SAIF premiums will include a premium for repayment of the Financing Corporation ("FICO") bonds plus any regular insurance assessment, currently nothing for the lowest risk category institutions. Until full pro-rata FICO sharing is in effect, the FICO premiums for BIF and SAIF will be 1.3 and 6.4 basis points, respectively, beginning January 1, 1997. Full pro-rata FICO sharing is to begin no later than January 1, 2000. BIF and SAIF are to be merged on January 1, 1999, provided the bank and savings association charters are merged by that date. While the one-time special assessment had a significant impact on the current year earnings, the resulting lower annual premiums will benefit future earnings.

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Enterprise Federal Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Enterprise Federal Bancorp, Inc. as of September 30, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years ended September 30, 1996, 1995 and 1994. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Enterprise Federal Bancorp, Inc. as of September 30, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years ended September 30, 1996, 1995 and 1994, in conformity with generally accepted accounting principles.

As more fully explained in Note A-2, the Corporation changed its method of accounting for certain securities during the year ended September 30, 1995, in accordance with SFAS No. 115.




Cincinnati, Ohio
December 18, 1996

                       ENTERPRISE FEDERAL BANCORP, INC.
                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                SEPTEMBER 30,
                      (In thousands, except share data)

         ASSETS                                                                                 1996           1995
Cash and due from banks                                                                     $    736       $    588
Federal funds sold                                                                             7,225          9,000
Interest-bearing deposits in other financial institutions                                      4,977          1,082
                                                                                             -------        -------
                 Cash and cash equivalents                                                    12,938         10,670

Mortgage-backed securities available for sale - at market                                     65,482         72,022
Loans receivable - net                                                                       149,050        110,830
Office premises and equipment - at depreciated cost                                            3,603          2,054
Federal Home Loan Bank stock - at cost                                                         3,000          1,545
Accrued interest receivable on loans                                                             360             83
Accrued interest receivable on mortgage-backed securities                                        371            417
Accrued interest receivable on interest-bearing deposits                                          44              2
Goodwill and other intangible assets                                                              50             80
Prepaid expenses and other assets                                                                256            220
Prepaid federal income taxes                                                                   -                 15
Deferred federal income tax asset                                                                 37          -
                                                                                             -------        -------

         Total assets                                                                       $235,191       $197,938
                                                                                             =======        =======

         LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                                    $139,447       $127,687
Advances from the Federal Home Loan Bank                                                      60,000         30,000
Escrow deposits                                                                                  208            190
Accrued interest payable                                                                         488            376
Other liabilities                                                                              1,703            825
Accrued federal income taxes                                                                     289          -
Deferred federal income taxes                                                                  -                386
                                                                                             -------        -------
         Total liabilities                                                                   202,135        159,464

Commitments                                                                                    -              -

Stockholders' equity
  Preferred stock, no par value, 1,000,000 shares authorized,
    none issued and outstanding                                                                -              -
  Common stock, $.01 par value, 4,000,000 shares authorized,
    2,268,596 issued at September 30, 1996 and 1995                                               23             23
  Additional paid-in capital                                                                  22,713         28,633
  Less 199,268 and 90,356 shares of treasury stock - at cost                                 (3,058)        (1,413)
  Less shares acquired by employee stock benefit plans                                       (2,593)        (3,452)
  Retained earnings - restricted                                                              15,736         14,295
  Unrealized gains on securities designated as available for sale, net
    of related tax effects                                                                       235            388
                                                                                             -------        -------
         Total stockholders' equity                                                           33,056         38,474
                                                                                             -------        -------

         Total liabilities and stockholders' equity                                         $235,191       $197,938
                                                                                             =======        =======




The accompanying notes are an integral part of these statements.

                       ENTERPRISE FEDERAL BANCORP, INC.

                     CONSOLIDATED STATEMENTS OF EARNINGS

                           YEAR ENDED SEPTEMBER 30,
                      (In thousands, except share data)

                                                                               1996             1995           1994
Interest income
  Loans                                                                     $10,853           $8,444         $7,978
  Mortgage-backed securities                                                  4,164            3,026          1,279
  Investment securities                                                         -                114             40
  Interest-bearing deposits and other                                           643              713            358
                                                                             ------           ------          -----
         Total interest income                                               15,660           12,297          9,655

Interest expense
  Deposits                                                                    6,838            5,837          5,380
  Borrowings                                                                  2,554              741             16
                                                                             ------           ------          -----
         Total interest expense                                               9,392            6,578          5,396
                                                                             ------           ------          -----

         Net interest income                                                  6,268            5,719          4,259

Provision for losses on loans                                                    90            -                 15
                                                                             ------           ------          -----

         Net interest income after provision for losses on loans              6,178            5,719          4,244

Other income
  Gain on sale of investment and mortgage-backed securities                     885              331            -
  Gain on sale of real estate acquired through foreclosure                      -                 39            -
  Other operating                                                               109               94             76
                                                                             ------           ------          -----
         Total other income                                                     994              464             76

General, administrative and other expense
  Employee compensation and benefits                                          2,479            1,860          1,254
  Occupancy and equipment                                                       307              223            211
  Federal deposit insurance premiums                                          1,069              272            273
  Franchise taxes                                                               461              397            167
  Data processing                                                               137              131            131
  Amortization of goodwill and other intangible assets                           30               30             30
  Other operating                                                               490              497            290
                                                                             ------           ------          -----
         Total general, administrative and other expense                      4,973            3,410          2,356
                                                                             ------           ------          -----

         Earnings before income taxes                                         2,199            2,773          1,964

Federal income taxes
  Current                                                                     1,102              877            625
  Deferred                                                                    (344)               59             57
                                                                             ------           ------          -----
         Total federal income taxes                                             758              936            682
                                                                             ------           ------          -----

         NET EARNINGS                                                      $  1,441           $1,837         $1,282
                                                                             ======           ======          =====

         EARNINGS PER SHARE                                                    $.66             $.90            N/A
                                                                                ===              ===            ===




The accompanying notes are an integral part of these statements.

                        ENTERPRISE FEDERAL BANCORP, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                            Year ended September 30,
                       (In thousands, except share data)

                                                                                                       UNREALIZED
                                                                                                   GAINS (LOSSES)
                                                                                        EMPLOYEE    ON SECURITIES
                                                               ADDITIONAL                  STOCK    DESIGNATED AS
                                                      COMMON      PAID-IN   TREASURY     BENEFIT        AVAILABLE  RETAINED
                                                       STOCK      CAPITAL      STOCK       PLANS         FOR SALE  EARNINGS   TOTAL
Balance at October 1, 1993                            $-      $     -      $   -       $   -            $   -      $11,176  $11,176

Net earnings for the year ended
  September 30, 1994                                   -            -          -           -                -        1,282    1,282
                                                       -----   ---------    -------     -------          -------    ------   ------

Balance at September 30, 1994                          -            -          -           -                -       12,458   12,458

Designation of securities as available for
  sale upon adoption of SFAS No. 115                   -            -          -           -                  (9)    -           (9)
Net proceeds from issuance of common stock                23      28,633       -         (2,359)            -        -       26,297
Purchase of treasury shares                            -            -        (1,413)       -                -        -       (1,413)
Stock acquired for employee stock benefit plans        -            -          -         (1,329)            -        -       (1,329)
Transfer of securities to an available for sale
  classification                                       -            -          -           -                (788)    -         (788)
Unrealized gains on securities designated as
  available for sale, net of related tax effects       -            -          -           -               1,185     -        1,185
Principal repayment on loan to ESOP                    -            -          -            236             -        -          236
Net earnings for the year ended September 30, 1995     -            -          -           -                -        1,837    1,837
                                                       -----   ---------    -------     -------          -------    ------   ------

Balance at September 30, 1995                             23      28,633     (1,413)     (3,452)             388    14,295   38,474

Capital distribution of $3.00 per share                -          (5,986)      -           -                -        -       (5,986)
Purchase of treasury shares                            -            -        (1,645)       -                -        -       (1,645)
Unrealized losses on securities designated as
  available for sale, net of related tax effects       -            -          -           -                (153)    -         (153)
Principal repayment on loan to ESOP/amortization
  of expense related to employee stock benefit plans   -              66       -            859             -        -          925
Net earnings for the year ended September 30, 1996     -            -          -           -                -        1,441    1,441
                                                       -----   ---------    -------     -------          -------    ------   ------

Balance at September 30, 1996                         $   23  $   22,713   $ (3,058)   $ (2,593)        $    235   $15,736  $33,056
                                                       =====   =========    =======     =======          =======    ======   ======



The accompanying notes are an integral part of these statements.

                       ENTERPRISE FEDERAL BANCORP, INC.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                           YEAR ENDED SEPTEMBER 30,
                                (In thousands)


                                                                                 1996           1995           1994
Cash flows from operating activities:
  Net earnings for the year                                                  $  1,441       $  1,837       $  1,282
  Adjustments to reconcile net earnings to net
  cash provided by (used in) operating activities:
    Amortization of discounts and premiums on loans,
      investments and mortgage-backed securities - net                            (34)            78             73
    Amortization of deferred loan origination fees                               (170)          (142)          (152)
    Amortization of expense related to employee stock
      benefit plans                                                               925            236             -
    Depreciation and amortization                                                 121            112             92
    Provision for losses on loans                                                  90            -               15
    Gain on sale of securities designated as available for sale                  (885)          (331)            -
    Gain on sale of real estate acquired through foreclosure                       -             (39)            -
    Federal Home Loan Bank stock dividends                                       (148)           (78)           (51)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                                (272)          (176)           (26)
      Prepaid expenses and other assets                                           (36)           219           (220)
      Accrued interest payable                                                    112            267             15
      Other liabilities                                                           878            131            224
      Federal income taxes
        Current                                                                   304             (6)            21
        Deferred                                                                 (344)            59             57
                                                                              -------        --------       --------
         Net cash provided by operating activities                              1,982          2,167          1,330

Cash flows provided by (used in) investing activities:
  Purchase of investment securities                                                -          (7,427)            -
  Proceeds from sale of investment securities designated
    as available for sale                                                          -           8,518             -
  Purchase of mortgage-backed securities                                      (51,493)       (68,464)        (4,329)
  Proceeds from sale of mortgage-backed securities designated
    as available for sale                                                      54,552         18,776             -
  Principal repayments on mortgage-backed securities                            4,178          4,108          4,996
  Loans purchased                                                                  -             -           (1,110)
  Loan principal repayments                                                    23,208         20,802         25,808
  Loan disbursements                                                          (61,378)       (31,213)       (34,807)
  Purchase of office premises and equipment                                    (1,640)          (253)           (92)
  Proceeds from sale of real estate acquired
    through foreclosure                                                            19            122            124
  Purchase of Federal Home Loan Bank stock                                     (1,307)          (457)            -
                                                                              -------        --------       --------

         Net cash used in investing activities                                (33,861)       (55,488)        (9,410)
                                                                              -------        --------       --------

         Net cash used in operating and investing activities
           (subtotal carried forward)                                         (31,879)       (53,321)        (8,080)
                                                                              -------        --------       --------

                       ENTERPRISE FEDERAL BANCORP, INC.

                           Year ended September 30,
                                (In thousands)

                                                                                 1996           1995           1994
         Net cash used in operating and investing activities
           (subtotal brought forward)                                       $(31,879)      $(53,321)      $ (8,080)

Cash flows provided by (used in) financing activities:
  Net increase (decrease) in deposit accounts                                 11,760        (26,022)        34,037
  Proceeds from Federal Home Loan Bank advances                               40,000         30,000          -
  Repayment of Federal Home Loan Bank advances                               (10,000)          -             -
  Escrow deposits                                                                 18             (7)            (2)
  Net proceeds of issuance of common stock                                      -            26,297          -
  Purchase of treasury shares                                                 (1,645)        (1,413)         -
  Purchase of shares for employee stock benefit plans                           -            (1,329)         -
  Return of capital distribution                                              (5,986)          -             -
                                                                             -------        --------       -------
         Net cash provided by financing activities                            34,147         27,526         34,035
                                                                             -------        --------       -------

Net increase (decrease) in cash and cash equivalents                           2,268        (25,795)        25,955

Cash and cash equivalents at beginning of year                                10,670         36,465         10,510
                                                                             -------        --------       -------

Cash and cash equivalents at end of year                                    $ 12,938       $ 10,670       $ 36,465
                                                                             =======        =======        =======


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                                    $    361       $    883       $    604
                                                                             =======        =======        =======

    Interest on deposits and borrowings                                     $  9,280       $  6,311       $  5,381
                                                                             =======        =======        =======

Supplemental disclosure of noncash investing activities:
  Transfers from loans to real estate acquired
    through foreclosure                                                     $     21       $    -         $     83
                                                                             =======        =======        =======

  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                                    $   (153)      $    388       $  -
                                                                             =======        =======        =======





The accompanying notes are an integral part of these statements.

                        ENTERPRISE FEDERAL BANCORP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       September 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   During fiscal 1994, the Board of Directors of Enterprise Federal Savings Bank (the Savings Bank) adopted an overall plan of conversion and reorganization (the Plan) whereby the Savings Bank would convert to the stock form of ownership (the Conversion), followed by the issuance of all of the Savings Bank's outstanding stock to a newly formed holding company, Enterprise Federal Bancorp, Inc. (the Corporation), and the issuance of common shares of the Corporation to subscribing members of the Savings Bank. The conversion to the stock form of ownership was completed on October 14, 1994, culminating in the Corporation's issuance of 2,268,596 common shares. Condensed financial statements of the Corporation as of and for the period ended September 30, 1996 and 1995 are presented in Note L. Future references are made to either the Corporation or the Savings Bank as applicable.

   The Corporation conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Corporation's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Corporation can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

   The financial information presented herein has been prepared in accordance with generally accepted accounting principles ("GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

   The following is a summary of the Corporation's significant accounting policies which, with the exception of the policy described in Note A-2, have been consistently applied in the preparation of the accompanying consolidated financial statements.

   1.  Principles of Consolidation

   The consolidated financial statements include the accounts of the Corporation and the Savings Bank. All significant intercompany balances and transactions have been eliminated.

                        ENTERPRISE FEDERAL BANCORP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       September 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   2.  Investment Securities and Mortgage-Backed Securities

   Prior to October 1, 1994, investment securities and mortgage-backed securities were carried at cost, adjusted for amortization of premiums and accretion of discounts. The investments and mortgage-backed securities were carried at cost, as it was management's intent and the Savings Bank had the ability to hold the securities until maturity. Investment securities and mortgage-backed securities held for indefinite periods of time, or which management utilized as part of its asset/liability management strategy, or that would be sold in response to changes in interest rates, prepayment risk, or the perceived need to increase regulatory capital were classified as held for sale at the point of purchase and carried at the lower of cost or market.

   In May 1993, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments in debt and equity securities be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are to be carried at cost only if the Savings Bank has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or stockholders' equity, respectively. The Savings Bank adopted SFAS No. 115 for the fiscal year beginning October 1, 1994. The initial effect of adoption was a decrease to retained earnings of approximately $9,000, representing the unrealized market value decline on securities designated as available for sale, net of applicable tax effects. During fiscal 1995, the Corporation transferred all securities to an available for sale classification and recorded a $788,000 net unrealized loss to stockholders' equity. At September 30, 1996 and 1995, the Corporation's stockholders' equity reflected net unrealized gains totaling $235,000 and $388,000, respectively.

   Realized gains or losses on sales of securities are recognized using the specific identification method.

   3.  Loans Receivable

   Loans are stated at the principal amount outstanding, adjusted for deferred loan origination fees, the allowance for loan losses and premiums and discounts on purchased loans. Premiums and discounts on loans purchased are amortized and accreted to operations using the interest method over the life of the underlying loans.

   Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

                        ENTERPRISE FEDERAL BANCORP, INC.

                       September 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   4.  Loan Origination Fees

   The Savings Bank accounts for loan origination fees in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e. principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Savings Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method.

   5.  Allowance for Losses on Loans

   It is the Savings Bank's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Savings Bank records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans (including development projects) and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

   In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". SFAS No. 114, which was amended by SFAS No. 118 as to certain income recognition and financial statement disclosure provisions, requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Corporation adopted SFAS No. 114 effective October 1, 1995, without material effect on consolidated financial condition or results of operations.

   A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Savings Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Savings Bank's investment in impaired nonresidential and multi-family residential real estate loans, such loans are generally collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

                        ENTERPRISE FEDERAL BANCORP, INC.

                       September 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   5.  Allowance for Losses on Loans (continued)

   Collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

   At September 30, 1996, the Corporation had no loans that would be defined as impaired under SFAS No. 114.

   6.  Office Premises and Equipment

   Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be forty to fifty years for buildings, ten to forty years for building improvements, and five to ten years for furniture and equipment. An accelerated method is used for tax reporting purposes.

   7.  Real Estate Acquired Through Foreclosure

   Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the amount determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

   8.  Goodwill and Other Intangible Assets

   Goodwill and specifically identifiable intangible assets related to branch acquisitions are amortized over a ten year estimated useful life using the straight line method.

   Goodwill represents the unidentified intangible assets resulting from the Savings Bank's purchase of branch offices from other financial institutions. Management periodically evaluates the carrying value of these intangible assets in relation to the continuing earnings capacity of such offices.

                        ENTERPRISE FEDERAL BANCORP, INC.

                       September 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   9.  Income Taxes

   The Corporation accounts for federal income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Corporation's activities within the current and previous years. Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

   Deferral of income taxes results primarily from different methods of accounting for deferred loan origination fees, Federal Home Loan Bank stock dividends, certain components of retirement expense, the SAIF recapitalization assessment, the general loan loss allowance and the percentage of earnings bad debt deduction. Temporary differences are also recognized for depreciation utilizing accelerated methods for federal income tax purposes.

   10. Retirement and Incentive Plans

   The Corporation has several retirement and incentive plans covering the directors and substantially all employees. Such plans are more fully described as follows.

   In conjunction with the Conversion, the Corporation implemented an Employee Stock Ownership Plan (ESOP). The ESOP provides retirement benefits for all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position (SOP) 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SOP 93-6 changed the measure of compensation expense recorded by employers from the cost of allocated ESOP shares to the fair value of ESOP shares allocated to participants during a fiscal year. The Corporation recognized expense related to the ESOP totaling $652,000 and $252,000 for the fiscal years ended September 30, 1996 and 1995, respectively.

                        ENTERPRISE FEDERAL BANCORP, INC.

                       September 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   10. Retirement and Incentive Plans (continued)

   Additionally, the Corporation adopted a Management Recognition Plan (MRP). The MRP purchased 90,744 shares of the Corporation's common stock during fiscal 1995 at an average price per share of $14.64. All of the shares available under the plan were granted to executive officers of the Savings Bank. Common stock granted under the MRP vests ratably over a five-year period, commencing in November 1994. A provision of $234,000 and $199,000 was charged to expense for the MRP for the fiscal years ended September 30, 1996 and 1995, respectively.

   The Savings Bank is a participant in a multi-employer defined benefit pension plan that covers substantially all employees. The Savings Bank funds it pension plan through participation in the Financial Institutions Retirement Fund (the Fund). The provision for pension expense totaled $99,000, $105,000 and $75,000 for the fiscal years ended September 30, 1996, 1995 and 1994, respectively. Pension expense is computed by the Fund's actuaries utilizing the frozen initial liability method and assuming a 7.5% return on Fund assets. The Savings Bank is not required to disclose separate actuarial information due to the Fund's classification as a multi-employer pension plan.

   11.  Stock Option Plan

   The Corporation has a Stock Option Plan (the "Plan") that provides for the issuance of 226,860 shares of authorized, but unissued shares of common stock. The Board of Directors granted options to purchase all shares of stock at an exercise price equal to the adjusted fair value of the shares on the date of the grant. The Plan provides for one-fifth of the shares granted to be exercisable on each of the first five anniversaries of the date of the Plan, commencing in November 1994. As of September 30, 1996, none of the stock options granted had been exercised.

   12.  Fair Value of Financial Instruments

   SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value.
   For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

   The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

                        ENTERPRISE FEDERAL BANCORP, INC.

                       September 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   12.  Fair Value of Financial Instruments (continued)

   The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at September 30, 1996:

                 Cash and cash equivalents: The carrying amounts presented in the consolidated statement of financial condition for cash and cash equivalents are deemed to approximate fair value.

                 Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

                 Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

                 Federal Home Loan Bank stock: The carrying amount presented in the consolidated statement of financial condition is deemed to approximate fair value.

                 Deposits: The fair value of NOW accounts, passbook accounts, money market and escrow deposits is deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

                 Advances from Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities.

                 Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At September 30, 1996, the difference between the fair value and notional amount of loan commitments was not material.

                        ENTERPRISE FEDERAL BANCORP, INC.

                       September 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   12.  Fair Value of Financial Instruments (continued)

   Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at September 30, 1996, are as follows:

                                                                               CARRYING               FAIR
                                                                                  VALUE              VALUE
                                                                                       (In thousands)
   Financial assets
     Cash and cash equivalents                                                 $ 12,938           $ 12,938
     Mortgage-backed securities                                                  65,482             65,482
     Loans receivable                                                           149,050            148,178
     Stock in Federal Home Loan Bank                                              3,000              3,000
                                                                                -------            -------

                                                                               $230,470           $229,598
                                                                                =======            =======
   Financial liabilities
     Deposits                                                                  $139,447           $140,209
     Advances from Federal Home Loan Bank                                        60,000             59,792
     Escrow deposits                                                                208                208
                                                                                -------            -------

                                                                               $199,655           $200,209
                                                                                =======            =======

   13.  Cash and Cash Equivalents

   For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold, and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

   14.  Earnings Per Share and Dividends Per Share

   Primary earnings per share for the years ended September 30, 1996 and 1995 is based upon the weighted-average shares outstanding during the period, less 113,714 and 181,488 shares, respectively, in the ESOP that are unallocated and not committed to be released. Weighted-average common shares deemed outstanding totaled 2,167,359 and 2,046,991 for the years ended September 30, 1996 and 1995, respectively. There was no material dilutive effect related to the Corporation's stock option plan.

   The provisions of Accounting Principles Board Opinion No. 15 "Earnings Per Share" are not applicable to the fiscal year ended September 30, 1994, as the Corporation completed its conversion from mutual to stock form in October 1994.

                        ENTERPRISE FEDERAL BANCORP, INC.

                       September 30, 1996, 1995 and 1994


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   14.  Earnings Per Share and Dividends Per Share (continued)

   During fiscal 1996, the Corporation declared a dividend of $3.00 per common share, which was paid in October 1995 from funds retained by the Corporation in the conversion and was deemed by management to constitute a return of excess capital. Accordingly, the Corporation charged the return of capital dividend to additional paid-in-capital. Management has obtained a Private Letter Ruling from the Internal Revenue Service which states that the Corporation's dividend payments in excess of accumulated earnings and profits are considered a tax-free return of capital for federal income tax purposes. As a result, management believes that approximately $2.95 of the current fiscal year dividend constitutes a tax-free return of capital.

   On December 6, 1996, the Board of Directors declared a dividend of $1.00 per share payable December 26, 1996, to stockholders of record on December 16, 1996.

   15.  Reclassifications

   Certain prior year amounts have been reclassified to conform to the 1996 consolidated financial statement presentation.


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

   The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of mortgage-backed securities at September 30, 1996 and 1995, are summarized as follows:

                                                                                           1996
                                                                                    GROSS        GROSS       ESTIMATED
                                                                    AMORTIZED  UNREALIZED   UNREALIZED            FAIR
                                                                         COST       GAINS       LOSSES           VALUE
                                                                                      (In thousands)
   AVAILABLE FOR SALE:
     Federal Home Loan Mortgage Corporation
       participation certificates                                    $ 3,559        $-            $161        $  3,398
     Federal National Mortgage Association
       participation certificates                                     23,497           82          215          23,364
     Small Business Administration participation
       certificates                                                    1,082           36          -             1,118

     Collateralized mortgage obligations                              36,988          655           41          37,602
                                                                      ------         ----          ---         -------

                                                                     $65,126        $ 773         $417        $ 65,482
                                                                      ======         ====          ===         =======

                        ENTERPRISE FEDERAL BANCORP, INC.

                       September 30, 1996, 1995 and 1994


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

                                                                                           1995
                                                                                    GROSS        GROSS    ESTIMATED
                                                                    AMORTIZED  UNREALIZED   UNREALIZED         FAIR
                                                                         COST       GAINS       LOSSES        VALUE
                                                                                      (In thousands)
   AVAILABLE FOR SALE:
     Federal Home Loan Mortgage Corporation
       participation certificates                                    $ 4,084        $-           $-        $ 4,084
     Federal National Mortgage Association
       participation certificates                                     30,299         211          -         30,510
     Small Business Administration participation
       certificates                                                    1,120          10          -          1,130

     Collateralized mortgage obligations                              35,931         522          155       36,298
                                                                      ------         ---          ---       ------

                                                                     $71,434        $743         $155      $72,022
                                                                      ======         ===          ===       ======

   The amortized cost of mortgage-backed securities at September 30, 1996, by contractual term to maturity, is shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                                                          AMORTIZED
                                                                                                               COST
                                                                                                     (In thousands)
   Due within ten years                                                                                     $   542
   Due after ten years                                                                                       64,584
                                                                                                             ------

                                                                                                            $65,126
                                                                                                             ======

   Mortgage-backed securities with an approximate carrying value of $4.2 million were pledged to secure public deposits and pension plan deposits at September 30, 1996.

                        ENTERPRISE FEDERAL BANCORP, INC.

                       September 30, 1996, 1995 and 1994


NOTE C - LOANS RECEIVABLE

   The composition of the loan portfolio is as follows at September 30:

                                                                                   1996               1995
                                                                                        (In thousands)
   Residential real estate
     One-to-four family                                                        $ 96,605           $ 81,603
     Multi-family                                                                 6,525              5,270
     Construction                                                                15,567              5,579
   Nonresidential real estate and land                                           35,162             19,125
   Consumer and other                                                             6,403              3,654
                                                                                -------            -------
                                                                                160,262            115,231
   Less:
   Undisbursed portion of loans in process                                        9,928              3,403
   Deferred loan origination fees                                                   874                675
   Allowance for loan losses                                                        410                323
                                                                                -------            -------

                                                                               $149,050           $110,830
                                                                                =======            =======

   The Savings Bank's lending efforts have historically focused on one-to-four family and multi-family residential real estate loans, which comprise approximately $107.5 million, or 72%, of the total loan portfolio at September 30, 1996, and $88.1 million, or 79%, of the total loan portfolio at September 30, 1995. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Savings Bank's primary lending area are presently stable.


NOTE D - ALLOWANCE FOR LOAN LOSSES

   The activity in the allowance for loan losses at September 30 is summarized as follows :

                                                                           1996           1995        1994
                                                                                    (In thousands)
   Balance at beginning of period                                          $323           $323        $310
   Provision for losses on loans                                             90           -             15
   Charge-offs of loans                                                      (3)          -             (2)
                                                                            ---            ---         ---

   Balance at end of period                                                $410           $323        $323
                                                                            ===            ===         ===

                        ENTERPRISE FEDERAL BANCORP, INC.

                       September 30, 1996, 1995 and 1994


NOTE D - ALLOWANCE FOR LOAN LOSSES (continued)

   As of September 30, 1996, the Savings Bank's allowance for loan losses was solely general in nature, and is includible as a component of regulatory risk-based capital.

   Nonperforming and renegotiated loans for which interest has been reduced totaled approximately $203,000, $454,000 and $531,000 at September 30, 1996, 1995 and 1994, respectively. Interest income which would have been recognized if such loans had been performing pursuant to contractual terms totaled approximately $12,000, $6,000 and $4,000 for the years ended September 30, 1996, 1995 and 1994, respectively.


NOTE E - OFFICE PREMISES AND EQUIPMENT

   Office premises and equipment at September 30 are comprised of the following:

                                                                                       1996           1995
                                                                                          (In thousands)
   Land and improvements                                                            $   839        $   839
   Office buildings and improvements                                                  3,089          1,492
   Furniture, fixtures and equipment                                                    932            889
                                                                                      -----          -----
                                                                                      4,860          3,220
     Less accumulated depreciation and
       amortization                                                                   1,257          1,166
                                                                                      -----          -----

                                                                                     $3,603         $2,054
                                                                                      =====          =====

   On August 8, 1995, the Corporation entered into a contract for the construction of a new main office and branch facility. The facility is located in West Chester, Ohio, and was substantially completed, at a cost of approximately $1.7 million, during fiscal 1996.

                        ENTERPRISE FEDERAL BANCORP, INC.

                       September 30, 1996, 1995 and 1994


NOTE F - DEPOSITS

Deposits consist of the following major classifications at September 30:

                                                                     1996                              1995
                                                              AMOUNT        %                   AMOUNT        %
DEPOSIT TYPE AND WEIGHTED-AVERAGE INTEREST RATE                               (In thousands)
NOW accounts
  1996 - 1.35%                                              $  8,378       6.01%
  1995 - 1.47%                                                                                $  7,746       6.07%
Passbook
  1996 - 3.00%                                                17,192      12.33
  1995 - 3.00%                                                                                  17,987      14.09
Money market deposit accounts
  1996 - 4.06%                                                18,446      13.23
  1995 - 3.18%                                                                                  12,351       9.67
                                                             -------     ------                -------     ------
Total demand, transaction and
  passbook deposits                                           44,016      31.57                 38,084      29.83

Certificates of deposit
  Original maturities of:
    12 months or less
      1996 - 5.33%                                            39,106      28.04
      1995 - 4.56%                                                                              34,752      27.22
    Over 12 months to 36 months
      1996 - 5.94%                                            29,583      21.21
      1995 - 5.05%                                                                              30,047      23.52
    More than 36 months
      1996 - 6.43%                                            26,742      19.18
      1995 - 5.56%                                                                              24,804      19.43
                                                             -------     ------                -------     ------

Total certificates of deposit                                 95,431      68.43                 89,603      70.17
                                                             -------     ------                -------     ------

Total deposits                                              $139,447     100.00%              $127,687     100.00%
                                                             =======     ======                =======     ======


The Savings Bank had deposit accounts with balances greater than $100,000 totaling $16.0 million and $12.1 million at September 30, 1996 and 1995, respectively.

                       ENTERPRISE FEDERAL BANCORP, INC.

                      September 30, 1996, 1995 and 1994


NOTE F - DEPOSITS (continued)

   Interest expense on deposits for the years ended September 30 is summarized as follows:

                                                                         1996          1995           1994
                                                                                  (In thousands)
   Passbook                                                           $  528         $  564         $  735
   NOW and money market deposit
     accounts                                                            738            513            496
   Certificates of deposit                                             5,572          4,760          4,149
                                                                       -----          -----          -----

                                                                      $6,838         $5,837         $5,380
                                                                       =====          =====          =====

   Maturities of outstanding certificates of deposit are summarized as follows at September 30:

                                                                                       1996           1995
                                                                                          (In thousands)
   Less than one year                                                               $52,810        $51,917
   One to three years                                                                25,820         21,235
   Over three years                                                                  16,801         16,451
                                                                                     ------         ------

                                                                                    $95,431        $89,603
                                                                                     ======         ======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

   Advances from the Federal Home Loan Bank, collateralized at September 30, 1996 by certain residential mortgage loans totaling $90.0 million and the Savings Bank's investment in Federal Home Loan Bank stock are summarized as follows:

   WEIGHTED-AVERAGE                        MATURING IN FISCAL                   SEPTEMBER 30,
   INTEREST RATE                           YEAR ENDING IN                    1996                 1995
                                                                               (In thousands)
   6.75%                                          1996                    $     -              $10,000
   5.38%                                          1997                     10,000                -
   5.51%                                          1998                     20,000                -
   6.25%                                          2000                     10,000               10,000
   6.75%                                          2005                     10,000               10,000
   6.50%                                          2006                     10,000                -
                                                                           ------               ------

                                                                          $60,000              $30,000
                                                                           ======               ======

   Weighted-average interest rate                                            5.98%                6.58%
                                                                             ====                 ====

                       ENTERPRISE FEDERAL BANCORP, INC.

                      September 30, 1996, 1995 and 1994


NOTE H - FEDERAL INCOME TAXES

   Federal income taxes differ from the amounts computed at the statutory corporate tax rate as follows at September 30:

                                                                         1996          1995           1994
                                                                                 (In thousands)
   Federal income taxes computed at
     statutory rate                                                      $748          $943           $668
   Increase (decrease) in taxes resulting from:
     Amortization of goodwill                                              10            10             10
     Other                                                                 -            (17)             4
                                                                          --            ---            ---
   Federal income tax provision per consolidated
     financial statements                                                $758          $936           $682
                                                                          ===           ===            ===

   The composition of the Corporation's net deferred tax asset (liability) is as follows at September 30:

   TAXES (PAYABLE) REFUNDABLE ON TEMPORARY                                            1996           1995
   DIFFERENCES AT STATUTORY RATE:                                                         (In thousands)
   Deferred tax liabilities:
     Federal Home Loan Bank stock dividends                                          $(245)         $(195)
     Difference between book and tax depreciation                                     (151)          (145)
     Percentage of earnings bad debt deduction                                        (386)          (379)
     Unrealized gain on securities designated as available for sale                   (121)          (200)
     Other                                                                            -                (9)
                                                                                      ----           ----
         Total deferred tax liabilities                                               (903)          (928)

   Deferred tax assets:
     General loan loss allowance                                                       139            110
     Deferred loan origination fees                                                    297            237
     Deferred compensation                                                             157            127
     Employee stock benefit plans                                                       65             68
     SAIF recapitalization assessment                                                  262          -
     Other                                                                              20          -
                                                                                      ----           ----
         Total deferred tax assets                                                     940            542
                                                                                      ----           ----

         Net deferred tax asset (liability)                                          $  37          $(386)
                                                                                      ====           ====

                        ENTERPRISE FEDERAL BANCORP, INC.

                       September 30, 1996, 1995 and 1994


NOTE H - FEDERAL INCOME TAXES (continued)

   The Savings Bank was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at September 30, 1996, include approximately $2.5 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $470,000 at September 30, 1996. See Note K for additional information regarding future percentage of earnings bad debt deductions.


NOTE I - LOAN COMMITMENTS

   The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Savings Bank's involvement in such financial instruments.

   The Savings Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Savings Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

   At September 30, 1996, the Savings Bank had outstanding commitments of approximately $3.8 million to originate loans, consisting of $3.6 million of fifteen year fixed rate loans at interest rates ranging from 7.5% to 9.5% and $200,000 in adjustable rate loans. Additionally, the Savings Bank had commitments under unused lines of credit totaling $6.6 million. In the opinion of management all loan commitments equaled or exceeded prevalent market interest rates as of September 30, 1996, and will be funded from existing excess liquidity and normal cash flow from operations.

                        ENTERPRISE FEDERAL BANCORP, INC.

                       September 30, 1996, 1995 and 1994


NOTE J - STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL

   The Savings Bank is subject to regulatory capital requirements promulgated by the Office of Thrift Supervision (OTS). The minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. An OTS proposal, if adopted in present form, would increase the core capital requirement to a range of 4.0% - 5.0% of adjusted total assets for substantially all savings institutions. Management anticipates no material change to the Savings Bank's present excess regulatory capital position as a result of this change to the regulatory capital requirement. The risk-based capital requirement provides for the maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

   As of September 30, 1996, the Savings Bank's regulatory capital exceeded all minimum capital requirements as shown in the following table:

                                                                                         REGULATORY CAPITAL
                                                              TANGIBLE                    CORE                RISK-BASED
                                                               CAPITAL       PERCENT      CAPITAL   PERCENT      CAPITAL    PERCENT
                                                                                           (IN THOUSANDS)
   Capital under generally accepted
     accounting principles                                     $27,735                     $27,735               $27,735
   Unrealized gains on securities designated
     as available for sale                                        (235)                       (235)                 (235)
   Goodwill and other intangible assets                            (50)                        (50)                  (50)
   General valuation allowances                                    -                         -                       410
                                                                ------         ----         ------    ----        ------       ----
   Regulatory capital computed                                  27,450         11.7         27,450    11.7        27,860       22.3
   Minimum capital requirement                                   3,526          1.5          7,052     3.6         9,997        8.0
                                                                ------         ----         ------    ----        ------       ----

   Regulatory capital - excess                                 $23,924         10.2        $20,398     8.1       $17,863       14.3
                                                                ======         ====         ======    ====        ======       ====

   The Savings Bank met the regulatory requirements of a "well-capitalized" institution; i.e., a risk-based capital ratio of 10.0% or greater, a core capital to risk-based ratio of 6.0% or greater and a tangible capital ratio of 5.0% or greater. The Savings Bank's regulatory capital exceeded these requirements at September 30, 1996 by $15.4 million, $20.0 million and $15.7 million, respectively.

                        ENTERPRISE FEDERAL BANCORP, INC.

                       September 30, 1996, 1995 and 1994


   NOTE K - RECENT LEGISLATIVE DEVELOPMENTS

   The deposit accounts of the Savings Bank and of other savings associations are insured by the FDIC in the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund were used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC in the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In 1996, no BIF assessments are required for healthy commercial banks except for a $2,000 minimum fee.

   Legislation was enacted to recapitalize the SAIF that provides for a special assessment totaling $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. The Savings Bank had $115.9 million in deposits at March 31, 1995, resulting in an assessment of approximately $770,000, or $508,000 after tax, which was charged to operations in fiscal 1996.

   A component of the recapitalization plan provides for the merger of the SAIF and BIF on January 1, 1999. However, the SAIF recapitalization legislation currently provides for an elimination of the thrift charter or of the separate federal regulation of thrifts prior to the merger of the deposit insurance funds. As a result, the Savings Bank would be regulated as a bank under Federal laws which would subject it to the more restrictive activity limits imposed on national banks. Under separate legislation related to the recapitalization plan, the Savings Bank is required to recapture as taxable income approximately $1.1 million of its bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its reserve in the future. The Savings Bank has provided deferred taxes for this amount and will be permitted to amortize the recapture of its bad debt reserve over six years.

                        ENTERPRISE FEDERAL BANCORP, INC.

                       September 30, 1996, 1995 and 1994


NOTE L - CONDENSED FINANCIAL STATEMENTS OF ENTERPRISE FEDERAL BANCORP, INC.

   The following condensed financial statements summarize the financial position of Enterprise Federal Bancorp, Inc. as of September 30, 1996 and 1995 and the results of its operations for the period ended September 30, 1996 and 1995.

                        ENTERPRISE FEDERAL BANCORP, INC.
                        STATEMENT OF FINANCIAL CONDITION
                                 September 30,
                                 (In thousands)

         ASSETS                                                                      1996             1995
   Cash and due from banks                                                        $    91          $   622
   Loan receivable from Enterprise Federal
     Savings Bank                                                                   3,572            7,000
   Loan receivable from Employee Stock
     Ownership Plan                                                                 1,520            2,123
   Investment in Enterprise Federal Savings Bank                                   27,735           28,728
   Prepaid expense and other assets                                                   138                1
                                                                                   ------           ------

         Total assets                                                             $33,056          $38,474
                                                                                   ======           ======

         STOCKHOLDERS' EQUITY

   Common stock                                                                   $    23          $    23
   Additional paid-in capital                                                      32,638           39,028
   Treasury stock                                                                  (3,058)          (1,413)
   Employee stock benefit plan                                                       -              (1,329)
   Unrealized gains on securities designated
     as available for sale                                                            235              388
   Retained earnings                                                                3,218            1,777
                                                                                   ------           ------

         Total stockholders' equity                                               $33,056          $38,474
                                                                                   ======           ======


                        ENTERPRISE FEDERAL BANCORP, INC.
                             STATEMENT OF EARNINGS
                           Period ended September 30,
                                (In thousands)

                                                                                     1996             1995
   Revenue
     Interest income                                                               $  165           $  422
     Equity in earnings of subsidiary                                               1,541            1,632
                                                                                    -----            -----
         Total revenue                                                              1,706            2,054

   General and administrative expenses                                                265              277
                                                                                    -----            -----

         NET EARNINGS                                                              $1,441           $1,777
                                                                                    =====            =====

                       ENTERPRISE FEDERAL BANCORP, INC.

                      September 30, 1996, 1995 and 1994


NOTE L - CONDENSED FINANCIAL STATEMENTS OF ENTERPRISE FEDERAL BANCORP, INC. (continued)

                       ENTERPRISE FEDERAL BANCORP, INC.
                           STATEMENTS OF CASH FLOWS
                          Period ended September 30,
                                (In thousands)

                                                                                     1996             1995
   Cash provided by (used in) operating activities:
     Net earnings for the year                                                     $1,441         $  1,777
     Adjustments to reconcile net earnings to net
     cash provided by (used in) operating activities
       Undistributed earnings of consolidated subsidiary                             -              (1,632)
       Dividend received from subsidiary in excess of earnings                        436            -
       Increase (decrease) in cash due to changes in:
         Prepaid expenses and other assets                                           (137)              (1)
                                                                                    -----          -------
          Net cash provided by operating activities                                 1,740              144

   Cash flows provided by (used in) investing activities:
     Proceeds from repayment of loan to ESOP                                          603              236
     Purchase of common shares of Enterprise Federal Savings Bank                    -             (13,954)
     Issuance of loan to ESOP                                                        -              (2,359)
     Issuance of loan to Enterprise Federal Savings Bank                             -              (7,000)
     Repayment of loan to Enterprise Federal Savings Bank                           3,428            -
                                                                                    -----          -------
          Net cash provided by (used in) investing activities                       4,031          (23,077)

   Cash flows provided by (used in) financing activities:
     Proceeds from issuance of common shares                                        -               26,297
     Payment of dividends on common stock                                          (5,986)           -
     Purchase of treasury stock                                                    (1,645)          (1,413)
     Purchase of stock for employee benefit plan                                    -               (1,329)
     Sale of stock for employee benefit plan                                        1,329            -
                                                                                    -----          -------
          Net cash provided by (used in) financing activities                      (6,302)          23,555
                                                                                    -----          -------

   Net increase (decrease) in cash and cash equivalents                              (531)             622

   Cash and cash equivalents at beginning of year                                     622            -
                                                                                    -----          -------

   Cash and cash equivalents at end of year                                        $   91         $    622
                                                                                    =====          =======

                        ENTERPRISE FEDERAL BANCORP, INC.

                       September 30, 1996, 1995 and 1994


NOTE M - CORPORATE REORGANIZATION AND CONVERSION TO STOCK FORM

   On December 10, 1993, the Savings Bank's Board of Directors adopted an overall plan of conversion and reorganization (the Plan) whereby the Savings Bank would convert to the stock form of ownership, followed by the issuance of all of the Savings Bank's outstanding common stock to a newly formed holding company, Enterprise Federal Bancorp, Inc. (the Corporation).

   On October 14, 1994, the Savings Bank completed its conversion to the stock form of ownership, and issued all of the Savings Bank's outstanding common shares to the Corporation.

   In connection with the conversion, the Corporation sold 2,268,596 shares to depositors of the Savings Bank at a price of $13.00 per share which, after consideration of offering expenses totaling $836,000, and shares purchased by employee benefit plans, resulted in net cash proceeds of $26.3 million.

   At the date of the conversion, the Savings Bank established a liquidation account in an amount equal to retained earnings reflected in the statement of financial condition used in the conversion offering circular. The liquidation account will be maintained for the benefit of eligible savings account holders who maintained deposit accounts in the Savings Bank after conversion.

   In the event of a complete liquidation (and only in such event), each eligible savings account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of deposit accounts held, before any liquidation distribution may be made with respect to the common shares. Except for the repurchase of stock and payment of dividends by the Savings Bank, the existence of the liquidation account will not restrict the use or further application of such retained earnings.

   The Savings Bank may not declare or pay a cash dividend on, or repurchase any of its common shares, if the effect thereof would cause the Savings Bank's stockholders' equity to be reduced below either the amount required for the liquidation account or the regulatory capital requirements for insured institutions.

ENTERPRISE FEDERAL BANCORP, INC.
ENTERPRISE FEDERAL SAVINGS BANK
--------------------------------------------------------------------------------

DIRECTORS                                                OFFICERS
OTTO L. KEETON                                        OTTO L. KEETON
Chairman of the Board, President and                  Chairman of the Board, President and
Chief Executive Officer                               Chief Executive Officer

MICHAEL R. MEISTER                                    MICHAEL R. MEISTER
Vice President and Chief                              Vice President and Chief
Operating Officer                                     Operating Officer

TERRELL G. MARTY                                      THOMAS J. NOE
Owner, Terry G. Marty                                 Vice President, Chief
CLU & Associates                                      Financial Officer and
Cincinnati, Ohio                                      Treasurer

EDITH P. MAYER                                        STEVEN M. POMEROY
Corporate Secretary, Retired                          Vice President and Loan Officer

STEVEN A. WILSON
President and Chief Operating Officer,
The Bases Group
Covington, Kentucky

WILLIAM H. KREEGER
Retired


BANKING LOCATIONS
--------------------------------------------------------------------------------

                                            CORPORATE HEADQUARTERS
                                            ----------------------
                                        7810 Tylersville Square Drive
                                           West Chester, Ohio 45069

                                                BRANCH OFFICES
                                                --------------

     718 E. Main Street                9235 Cincinnati Columbus Road              117 Mill Street
        Lebanon, Ohio                          Pisgah, Ohio                      Cincinnati, Ohio

7820 Tylersville Square Drive                                                   401 Wyoming Avenue
     West Chester, Ohio                                                            Wyoming, Ohio

STOCKHOLDER INFORMATION
--------------------------------------------------------------------------------


    Enterprise Federal Bancorp Inc. is a unitary savings and loan holding company conducting business through its wholly-owned subsidiary, Enterprise Federal Savings Bank. The Bank is a federally-chartered, SAIF-insured savings institution operating through its five full-service offices. The Company's headquarters is located at 7810 Tylersville Square Drive, West Chester, Ohio 45069.

TRANSFER AGENT/REGISTRAR:

    Registrar and Transfer Company
    10 Commerce Drive
    Cranford, New Jersey  07016

STOCKHOLDER REQUESTS:

    Requests for annual reports, quarterly reports and related stockholder literature should be directed to Corporate Secretary, Enterprise Federal Bancorp, Inc., 7810 Tylersville Square Drive, West Chester, Ohio 45069.

    Stockholders needing assistance with stock records, transfers or lost certificates, please contact the Company's transfer agent, Registrar and Transfer Company.

COMMON STOCK INFORMATION:

    Shares of Enterprise Federal Bancorp, Inc.'s common stock are traded nationally under the symbol "EFBI" on the Nasdaq National Market System. At December 31, 1996, the Company had 2,025,828 shares of common stock outstanding and had 680 stockholders of record. Such holdings do not reflect the number of beneficial owners of common stock.

    The following table sets forth the reported high and low sale prices of a share of the Company's common stock as reported by Nasdaq (the common stock commenced trading on the Nasdaq National Market System on October 17, 1994). A $3.00 per share capital distribution was paid on the common stock during the quarter ended December 31, 1995. A $1.00 per share dividend was declared on December 6, 1996, payable to stoc kholders of record as of December 16, 1996.

                                                                             High                       Low
                          Quarter ended
                            December 31, 1994                              $14.00                    $11.25

                          Quarter ended
                            March 31, 1995                                  14.00                     12.25

                          Quarter ended
                            June 30, 1995                                   15.00                     13.25

                          Quarter ended
                            September 30, 1995                              16.75                     14.25

                          Quarter ended
                            December 31, 1995                               18.00                     13.75


                          Quarter ended
                             March 31, 1996                                 15.75                     14.25

                          Quarter ended
                            June 30, 1996                                   15.00                     14.00

                          Quarter ended
                            September 30, 1996                              14.75                     12.75